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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )*

GLACIER WATER SERVICES, INC.
.................................................................................................................................................
(Name of Issuer)

COMMON STOCK
.................................................................................................................................................
(Title of Class of Securities)

376395109
.................................................................................................................................................
(CUSIP Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
(310) 556-2721
.................................................................................................................................................
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

9/30/03
.................................................................................................................................................
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 376395109	SCHEDULE 13D	PAGE 2 OF 4 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	CHARLES A. NORRIS	- ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A U.S. CITIZEN

	7	SOLE VOTING POWER

		429,453
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		429,453

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

429,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.6%

12	TYPE OF REPORTING PERSON

IN

United States
Securities and Exchange Commission

Schedule 13D

*********************

Item 1. Security and Issuer

Common Stock, with $0.01 Par Value.

Glacier Water Services, Inc. 2651 La Mirada Drive, Suite 100 Vista, California 92083

Item 2. Identity and Background

a.	This statement is filed on behalf of Charles A. Norris for shares held in the Norris Trust dated June 18, 2002.

b.	Mr. Norris’ address is 481 Denslow Avenue, Los Angeles, CA 90049.

c.	Mr. Norris is retired. However, he serves as the non-executive Chairman of the Boards of Glacier Water Services, Inc. and Day Runner, Inc., and as a non-executive Director of FAO, Inc.

d.	Mr. Norris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

e.	Mr. Norris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

f.	Mr. Norris is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Norris converted 16,000 shares of the Issuer’s Redeemable Convertible Preferred Stock (the “Convertible Preferred Stock”) into 168,421 shares of common stock on September 30, 2003.

Item 4. Purpose of Transaction

Mr. Norris currently intends to hold all of the acquired securities for investment purposes.

Item 5. Interest in Securities of the Issuer

a.	Mr. Norris beneficially owns 429,453 shares of the Common Stock, or approximately 19.6% of the outstanding Common Stock.**

b.	The following transaction in the Common Stock beneficially owned by Mr. Norris was effected in the last 60 days:

		Common Stock	Stock
Date	Type	# of shares	Price	Where/how transaction effected

9/30/03	Common Stock	168,421	$9.50	Conversion of Redeemable Convertible Preferred Stock

** Mr. Norris purchased the Convertible Preferred Stock on June 18, 2001. As a result of that transaction, Mr. Norris owned 5.6% of the Issuer’s then-outstanding common stock. Mr. Norris’ beneficial ownership subsequently increased as the result of open-market purchases of common stock, the vesting of director’s options and the reduction of the Issuer’s number of outstanding shares resulting from its April 11, 2003 exchange offer. An initial Schedule 13D and subsequent amendments thereto were inadvertently not filed when due.

d. Not applicable

e. Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2003

Date

/S/ Charles A. Norris

Charles A. Norris